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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                GVC Venture Corp.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    36237L102
                                    ---------
                                 (CUSIP Number)

                               Richard Rubin, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 29, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


                               Page 1 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  1 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Russell Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             761
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           2,984,353(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        980,761
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,985,114
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        56.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


(1) In addition to 980,000 shares owned directly by Russell Banks, includes 2,004,353 shares owned by others (including Janice Banks and Gordon Banks) that are subject to a Stockholders Agreement with the Reporting Person.

                               Page 2 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  3 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Janice Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,277,748(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        250,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      293,395

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,277,798
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        61.9%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


(1) In addition to 250,000 shares owned directly by Janice Banks, includes 2,734,353 shares owned by others (including Russell Banks and Gordon Banks) that are subject to a Stockholders Agreement with the Reporting Person and 293,395 shares which are not subject to the Stockholders Agreement but as to which Janice Banks shares voting power with a third party.


                               Page 3 of 12 Pages

CUSIP No. 36237L102                   13D                  Page  4 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Gordon Banks
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           2,984,353(1)
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        249,808
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,984,353
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        56.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


(1) In addition to 249,808 shares owned directly by Gordon Banks, includes 2,734,545 shares owned by others (including Russell Banks and Janice Banks) that are subject to a Stockholders Agreement with the Reporting Person.


                               Page 4 of 12 Pages

                                PRELIMINARY NOTE

     This Statement is being filed as a result of the entering into of a Stockholders Agreement dated as of April 29, 2004 (the "Stockholders Agreement") among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks pursuant to which they have agreed to vote all of the shares of Common Stock of GVC Venture Corp. (the "Company") owned by them, as well as any shares they may acquire under that certain Stock Purchase Agreement dated as of April 29, 2004 (the "Stock Purchase Agreement") by and among the Company, Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks, in favor of certain matters described in Item 6 of this Statement. This Report is being filed solely because a group may be deemed formed with the other parties to the Stockholders Agreement pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 since the parties to the Stockholders Agreement have agreed to act together for the purpose of voting the Common Stock of the Company with respect to certain matters. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.

     Item 1. Securities of the Issuer.

     This Statement relates to the Common Stock, $.10 par value (the "Common Stock"), of GVC Venture Corp. (the "Company"), which is a corporation organized under the laws of Delaware. The Company's principal executive offices are located at 200 East 66th Street, Suite B603, New York, NY 10021-9181.

     Item 2. Identity and Background.

     (a) This Statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Russell Banks, Janice Banks and Gordon Banks (collectively, the "Reporting Persons").

     (b) The address of Russell Banks and Janice Banks is 300 South Ocean Boulevard, Apartment 5D, Palm Beach, FL 33480. The address of Gordon Banks is 25 Fifth Avenue, New York, NY 10003.

     (c) Russell Banks and Janice Banks are retired. Russell Banks serves as Chairman of the Board of Directors of the Company. Gordon Banks is co-director of Enviro Stables Ltd., a company engaged in acquiring, breeding, racing and sale of horses, and the principal address of which is 200 East 66th Street, Suite B603, New York, NY 10021-9181. Gordon Banks is also President and Chief Executive Officer of the Company, the principal address of which is 200 East 66th Street, Suite B603, New York, NY 10021-9181.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations

                               Page 5 of 12 Pages
of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the Reporting Persons is a citizen of the United States.


     Item 3. Source and Amount of Funds or Other Consideration.

     The funds heretofore utilized by the Reporting Persons to purchase shares of Common Stock of the Company, and the $13,000 proposed to be used by Gordon Banks to purchase additional shares of Common Stock of the Company pursuant to the Stock Purchase Agreement described in Item 6 of this Schedule, are personal funds of the Reporting Persons.

     Item 4. Purpose of Transaction.

     The transactions contemplated by the Stock Purchase Agreement described in
Item 6 below (the "Stock Purchase Agreement") are designed to provide the Company with additional funds to continue, for a reasonable period of time, its search for a merger or other business transaction and to induce Mr. Bernard Zimmerman and Bernard Zimmerman & Company, Inc., a corporation controlled by Mr. Zimmerman ("Zimmerman Company"), to take an active role in seeking value for the Company's stockholders through, an acquisition, sale, merger or other business combination with a privately-held company seeking to operate as a publicly-held company or in another transaction. No prospective business partners are believed under consideration. Gordon Banks proposes to acquire 1,300,000 shares of the Company's common stock pursuant to the Stock Purchase Agreement described in
Item 6, below. One of the effects of the consummation of the transactions contemplated by the Stock Purchase Agreement is a material change in the present capitalization of the Company as, if the transactions contemplated by the Stock Purchase Agreement are consummated, the Company's outstanding Common Stock would increase from 5,294,516 shares to 14,194,516 shares and the par value thereof would decrease from $.10 per share to $.01 per share. One of the purposes of the transactions described in Item 6, below, is to enable the Company to engage in an extraordinary corporate transaction, such as a merger or reorganization, a sale or transfer of a material amount of assets or another transaction. The Stockholders Agreement described in Item 6, below (the "Stockholders Agreement"), will result in Zimmerman Company being entitled to designate for the term of the Stockholders Agreement, a majority of the Company's Board of Directors and will thus result in a change in control of the Company. It is also contemplated that the parties to the Stockholders Agreement will also vote, in the future, to eliminate the classification of the Company's board of directors. Any future business combination is believed almost certain to result in a further change in control of the Company. Except as described above and in Item 6, below, the Reporting Persons have no present plans with respect to (a) the disposition by them of securities of the Company, (b) any change in the dividend policy of the Company, (c) any other material change in the Company's current business or corporate structure, (d) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (e) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (g) any action similar to any of those enumerated above.

                               Page 6 of 12 Pages

     Item 5. Interest in Securities of the Issuer.

     (a) Russell Banks, Janice Banks and Gordon Banks (without giving effect to the shares subject to the Stockholders Agreement that are not owned by such Reporting Person) may be deemed to be the beneficial owners of 980,761 (18.5%), 543,395 (10.3%) and 249,808 shares (4.7%) of the Company's outstanding 5,244,516 shares of Common Stock at March 31, 2003, or an aggregate of 1,773,964 (33.5%) of the Company's Common Stock, including, in the case of Russell Banks, 761 shares owned by a trust of which Russell Banks is trustee and, in the case of Janice Banks, 293,395 shares owned by The Russell Banks Family Trust, of which Janice Banks is a co-trustee.

     The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement, and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believes are currently beneficially owned by all parties to the Stockholders Agreement, including the shares owned by the Reporting Persons and the shares owned by trusts of which the Reporting Persons are a trustee (even though the shares held by such trusts are not subject to the Stockholders Agreement), Russell Banks, Janice Banks and Gordon Banks may be deemed the beneficial owners of an aggregate of 2,995,134, 3,277,748 and 2,984,253 shares, respectively, of the Company's Common Stock, constituting 56.6%, 61.9% and 56.4%, respectively, of the outstanding shares of Common Stock based on the 5,294,516 of such shares outstanding as of March 31, 2004. The Reporting Persons understand that separate Schedule 13Ds (or amendments to existing Schedule 13Ds) are being filed by Zimmerman Company and by Palisade Industries LLC and Berman Industries, Inc., the other parties to the Stockholders Agreement.

     (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock without giving effect to shares owned by other parties to the Stockholders Agreement:

                           Sole power to vote    Shared power to vote   Sole power to dispose      Shared power to
                                or direct              or direct            or direct the         dispose or direct
Name                            the vote               the vote              disposition           the disposition
----
Russell Banks                    761 (1)          2,984,353 (2)               980,761 (1)                  0
Janice Banks                          0           3,277,748 (2) (3)           250,000                293,395 (3)
Gordon Banks                          0           2,984,353 (2)               249,808                      0

(1) Includes 761 shares held by Mr. Banks as trustee of a trust, which shares are not subject to the Stockholders Agreement.

(2) In addition to 980,000, 250,000 and 249,808 shares owned directly by Russell Banks, Janice Banks and Gordon Banks, respectively, excludes 2,004,353, 2,734,353 and 2,734,545 shares in the case of Russell Banks, Janice Banks and Gordon Banks, respectively, that are subject to the Stockholders Agreement but are not owned by such Reporting Person, but may be deemed beneficially owned by such Reporting Person. The shares reflected in footnotes 1 and 3 are not subject to the Stockholders Agreement.

                               Page 7 of 12 Pages

(3) Includes 293,395 shares held by The Russell Banks Family Trust, as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement.

     (c) No transactions in the Company's Common Stock were effectuated by any of the Reporting Persons during the past 60 days. See, however, Item 6, below, for information regarding the Stock Purchase Agreement and the Stockholders Agreement. The Reporting Persons understand that separate Schedule 13Ds (or amendments to existing Schedule 13Ds) are being filed by Bernard Zimmerman and Bernard Zimmerman & Company, Inc., by Palisade Investors LLC and by Berman Industries, Inc.

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On April 29, 2004, Bernard Zimmerman & Company, Inc. ("Zimmerman Company"), Gordon Banks, President, Chief Executive Officer and a director of the Company, and Berman Industries, Inc. ("Berman Industries") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which Zimmerman Company agreed to purchase 6,300,000 shares of the Company's Common Stock for $63,000, Gordon Banks agreed to purchase 1,300,000 shares of the Company's Common Stock for $13,000 and Berman Industries agreed to convert the Company's $13,000 obligation to it into 1,300,000 shares of the Company's Common Stock (the "Proposed Transaction"). Consummation of the Proposed Transaction is subject to, among other things, the reduction of the par value of the Company's Common Stock discussed below. Subject to the closing of the Proposed Transaction and the payment by each of $100, Zimmerman Company granted options to Conrad J. Gunther, Jr., a nominee to serve as a director subject to, and from the time of, the consummation of the Proposed Transaction and Berman Industries to purchase 300,000 and 1,300,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares.

     Contemporaneously with entering into the Stock Purchase Agreement, Russell Banks, Chairman of the Board of Directors and a director of the Company, and Palisade Investors LLC ("Palisade"), principal stockholders of the Company, agreed to the cancellation and capitalization of the principal ($50,000 each or an aggregate of $100,000) and accrued interest on the Company's obligations to them, conditioned upon completion of the purchase of shares in the Company by Zimmerman Company, Gordon Banks and Berman Industries as contemplated in the Stock Purchase Agreement.

     The Company proposes to hold a special meeting of stockholders (the "Meeting") to: (i) authorize an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to,

                               Page 8 of 12 Pages
among other things, enable the Company to complete the Proposed Transaction;
(ii) authorize an amendment to the Company's Restated Certificate of Incorporation to establish a par value of $.01 for the Company's authorized Preferred Stock; (iii) authorize the Company's Board of Directors to implement, without further stockholder action, a reverse split of the Company's Common Stock; and (iv) elect directors to serve if the Proposed Transaction is consummated.

     Zimmerman Company (which will not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), the Reporting Persons, Palisade and Berman Industries have also entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (as well as any shares they acquire under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares that Zimmerman Company may transfer to Mr. Gunther and Berman Industries upon their exercise of the options granted to them by Zimmerman Company) will be voted:

     o in favor of each matter proposed to be submitted to stockholders at the Meeting; and

     o for the election of one director selected by the Reporting Persons, one director selected by Palisade and Berman Industries and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. The Reporting Persons have nominated Gordon Banks and Zimmerman Company has nominated Bernard Zimmerman and Mr. Gunther for election at the Meeting to serve as directors of the Company, subject to, and following, the closing under Stock Purchase Agreement. Palisade and Berman Industries have advised the Company that they do not anticipate nominating a director at the current time.

     The Stockholders Agreement is to terminate on the earliest to occur of: (i) the termination of the Stock Purchase Agreement without the purchase of any Shares thereunder; (ii) December 31, 2006; or (iii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

     The following table sets forth the shares of the Company's Common Stock that the parties to the Stockholders Agreement are presently, and after giving effect to the issuance of shares pursuant to the Stock Purchase Agreement will be, entitled to vote and the percentage of outstanding shares represented by those shares:


                               Page 9 of 12 Pages

                                   Before Proposed Transaction                    After Proposed Transaction
                                   ---------------------------                    --------------------------
                                   Number                  Percent                   Number         Percent
                                   of Shares               of Class (1)            of Shares        of Class(1)
                                   ---------               ------------            ---------        -----------
Reporting Persons                  1,479,808 (2)             27.9% (2)              2,779,808 (2)      19.6% (2)
Palisade and Berman Industries     1,504,545                 28.4%                  2,804,545 (3)      19.8% (3)
                                   ---------               -------                  -------------      ---------
                                   2,984,353                 56.4%                  5,584,353           39.4%
Zimmerman Company                         --                                        6,300,000 (3)       44.4% (3)
                                                                                    -------------       ---------
                                                                                    1,884,353           83.7%
All other stockholders             2,310,163                 43.6%                  2,310,163           16.3%
                                   ---------               -------                  ---------           -----
Total outstanding shares           5,294,516               100.0%                  14,194,516          100.0%

-------------------

(1)  Percentages may not add due to rounding differences.

(2) Includes 980,000 shares owned by Russell Banks, 250,000 shares owned by Janice Banks and 249,808 shares owned by Gordon Banks. Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote) and 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement.

(3) Subject to the closing of the Stock Purchase Agreement and the payment by each of $100, Zimmerman Company has granted options to Conrad J. Gunther, Jr. and Berman Industries to purchase 300,000 and 1,300,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares. Assuming the exercise of the option immediately after the Proposed Transaction, Palisade and Berman Industries would own an aggregate of 4,104,545 shares (26.9%), Mr. Gunther would own 300,000 shares (2.1%) and Zimmerman Company would own 4,700,000 shares (33.1%) of the Company's then outstanding Common Stock.

     Item 7. Material to be Filed as Exhibits.

Exhibit
No.       Description
-------   -----------

1 Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.


                              Page 10 of 12 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2004

                                                     /s/ Russell Banks
                                                     ---------------------------
                                                         Russell Banks


                                                     /s/ Janice Banks
                                                     ---------------------------
                                                         Janice Banks


                                                     /s/ Gordon Banks
                                                     ---------------------------
                                                         Gordon Banks


                              Page 11 of 12 Pages

                                                                       Exhibit 1
                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: May 7, 2004

                                                     /s/ Russell Banks
                                                     ---------------------------
                                                         Russell Banks


                                                     /s/ Janice Banks
                                                     ---------------------------
                                                         Janice Banks


                                                     /s/ Gordon Banks
                                                     ---------------------------
                                                         Gordon Banks

                              Page 12 of 12 Pages